legal & compliance, llc

laura aNTHONy, esq.

GEOFFREY ASHBURNE*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

CRAIG D. LINDER, ESQ.****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM Email:lrothstein@legalandcompliance.com

* licensed in CA only

** licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

October 30, 2018

VIA ELECTRONIC EDGAR FILING

Folake Ayoola, Special Counsel,

Office of Information Technology Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Webstar Technology Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 18, 2018
File No. 333-222325

Dear Mr. Ayoola:

Webstar Technology Group, Inc. (the “Company”) is in receipt of the staff’s comment letter dated August 13, 2018 relating to the Company’s Registration Statement on Form S-1 (Amendment No. 2) (the “Registration Statement”) filed with the SEC on July 18, 2018. We note that we have contemporaneously filed Amendment No. 3 to the Registration Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Prospectus Cover Page

1.	To the extent you do not intend to apply to list on NASDAQ before the effectiveness of this registration statement, please revise to delete your reference to any possible NASDAQ listing in this section. In this regard, we note your disclosure on page 7 that you intend to apply for quotation of your common stock on the OTCQB Marketplace under the symbol “WBST” after you register your common stock under the Exchange Act following the termination of this offering.

Response: The disclosure has been revised as suggested. The Company has also removed the Response: References to NASDAQ on page 7 has been deleted as the Company does not intend to seek listing on NASDAQ immediately following the offering.

Folake Ayoola, Special Counsel, Office of Information Technology Services Securities and Exchange Commission October 30, 2018 Page 2

Capitalization, page 24

2.	We note your revised disclosures in response to prior comment 7. Since the $675,000 promissory note issued for the acquisition of Webstar eCampus is required to be paid upon the issuance of a minimum $3,000,000 of common stock in this offering, please revise to reflect this payment in your pro forma as adjusted minimum and maximum columns.

Response: The requested disclosure has been made. The Company amended the terms of the Webstar eCampus asset acquisition to increase the minimum amount the Company must raise from $3,000,000 to $5,000,000 prior to payment of the $675,000 represented by the promissory note. Thus, the disclosure has been revised to reflect this.

Employees, page 35

3.	Please file as exhibits to the registration statement the executed executive employment agreements with Mr. Stingone, Mr. Herzfeld, and Mr. Fedele. Refer to Item 601(b) of Regulation S-K.

Response: The requested employment agreements have been filed as exhibits to Amendment No. 3.

Item 15. Recent Sales of Unregistered Securities, page 60

4.	Please file the agreement with Blue Water Acquisitions as an exhibit to the registration statement or tell us why it is not material. Refer to Item 601(b) of Regulation S-K.

Response: The requested agreement has been filed as an exhibit to Amendment No. 3.

Notes to Unaudited Condensed Financial Statements for the quarter ended March 31, 2018

Note 7. Subsequent Events, page F-27

5.	Considering the Webstar eCampus transaction is between entities under common control please revise to include financial statements for the period of transfer and comparative financial statements for prior years that reflect this transaction. Refer to ASC 805-50-45- 2 through 45-6. Also, ensure that your financial statement footnotes include the disclosures required by ASC 805-50-50-3.

Response: Considering the Webstar eCampus transaction is between entities under common control please revise to include financial statements for the period of transfer and comparative financial statements for prior years that reflect this transaction. Refer to ASC 805-50-45-2 through 45-6. Also, ensure that your financial statement footnotes include the disclosures required by ASC 805-50-50-3.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Folake Ayoola, Special Counsel, Office of Information Technology Services Securities and Exchange Commission October 30, 2018 Page 3

The Company does not believe that it is required to present comparative financial statements for years prior to the periods that reflect the Webstar eCampus transaction pursuant to ASC 805-50-45-5 because there was no change in reporting entity. Rather, the Company believes it is permitted to present the assets acquired (primarily the eCampus virtual classroom access platform, or the “eCampus Web Tool”) in its separate financial statements prospectively from the date of transfer pursuant to ASC 805-50-05-05 because the transferred asset does not constitute a business pursuant to ASC 805-10.

Analysis

ASC 805-50-45-5 states, “When an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods.”

ASC 805-50-05-5 states that “Some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity. In practice, the method that many entities have used to account for those transactions is similar to the pooling-of-interests method. The Transactions Between Entities Under Common Control Subsections provide guidance on preparing financial statements and related disclosures for the entity that receives the net assets.”

The presentation of a common-control transfer in the receiving entity’s separate financial statements differs depending on whether the transfer results in a change in the reporting entity. If the nature of the net assets transferred does not result in a change in the reporting entity, the receiving entity presents the net assets received in its separate financial statements prospectively from the date of the transfer. If the nature of the net assets transferred results in a change in the reporting entity, the receiving entity presents the net assets received in its separate financial statements retrospectively for all periods during which the entities or net assets were under common control, similarly to a pooling of interests under APB Opinion 16.

ASC 250-10 provides guidance on accounting for a change in the reporting entity. It defines a “change in the reporting entity” as:

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Folake Ayoola, Special Counsel, Office of Information Technology Services Securities and Exchange Commission October 30, 2018 Page 4

A change that results in financial statements that, in effect, are those of a different reporting entity. A change in the reporting entity is limited mainly to the following:

a. Presenting consolidated or combined financial statements in place of financial statements of individual entities

b. Changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented

c. Changing the entities included in combined financial statements.

Neither a business combination accounted for by the acquisition method nor the consolidation of a variable interest entity (VIE) pursuant to Topic 810 is a change in reporting entity.

The guidance in ASC 250-10 focuses on combining entities or subsidiaries. Consequently, an assessment of the substance of the transfer rather than its legal form is necessary.

Because the guidance in ASC 250-10 is limited, entities must use judgment in determining whether the receiving entity has undergone a change in the reporting entity. The guidance focuses on combining entities or subsidiaries; however, the Company believes that entities should assess the substance of the transfer rather than its legal form. Typically, the transfer of an asset or a group of similar assets will not result in a change in the reporting entity.

Based on this guidance, the Company believes that the accounting treatment for the acquisition of the Webstar eCampus assets depends on whether the Webstar Assets, which is comprised primarily of an educational website that is in beta testing and limited use by a single trial user, should be characterized as a “business” at the current time.

The Company notes ASC 805-10-55-4 through 55-9 provide guidance in making the determination of whether a set of inputs, processes and outputs ought to be treated as a “business”. In particular, paragraphs 55-4 and 55-5 provide that:

55-4 A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Folake Ayoola, Special Counsel, Office of Information Technology Services Securities and Exchange Commission October 30, 2018 Page 5

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

55-5 To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

Taking the three important elements identified by ASC 805-10-55-4 a through c, the Company believes it is clear that the eCampus Assets represent an “input”. Until the eCampus Web Tool if further refined for its technical performance and a sales and marketing plan are developed, the eCampus Assets alone are the “inputs” that are necessary for the establishment of “processes” and the production of “outputs” at a later date, when the technical functionality of the eCampus Web Tool is fully refined to meet the expected needs of its targeted market and launched in a cohesive sales and marketing plan.

The Company reiterates that with respect to processes, none were acquired from Webstar as none existed. There was neither management or operational processes in place, nor was there any organized workforce. Moreover, there was no operational support or administrative functions present at the time the assets were acquired by the Company.

With respect to outputs, none of significance currently exist. That is, the sole trial customer of the eCampus Web Tool generates revenues that are not sufficient to support the current and expected future costs of operating the website. Outputs that are expected to sustain the Company’s operation of the eCampus Web Tool are expected only after further product refinement and enhancements are performed along with further marketing and operational support that the Company is currently providing and expects to increase as it obtains additional capital.

The Company observes that paragraph 55-5 states inputs and processes are essential to the definition of a business. While the term “essential” is not defined in US GAAP, it is commonly understood as the condition of being “absolutely necessary” or “indispensable.” In this light, the Company believes that the eCampus Assets lack a sufficient amount of inputs; that is, until the eCampus Web Tool is expanded to include additional operational and technical functionality with technical, sales, marketing and management support in place, it represents an asset under development that is not capable of suitably facilitating business operations given the absence of these key inputs. Further, there were no processes acquired from Webstar Networks Corporation able to be applied to the partial set of inputs that represented the eCampus Assets that would create an ability to produce outputs.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Folake Ayoola, Special Counsel, Office of Information Technology Services Securities and Exchange Commission October 30, 2018 Page 6

The Company also evaluated the guidance in paragraph 55-5 that indicates “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs….” In the case of the acquisition of the assets in the Webstar eCampus transaction, there is no “seller” or other party who previously operated the website other than on a test basis; therefore, there is no present business whose output a market participant would be able to continue. In addition, the same language indicates that not all of the inputs or processes used in operating the business must be present. The Company believes this clearly implies some amount of inputs and processes are necessary for purposes of the definition. Otherwise, almost any asset might be construed to be a business solely by virtue of a market participant’s ability to integrate the asset with its own operations.

Accordingly, the Company takes the position, to which it respectfully requests the Staff not to object, that the eCampus Assets undergoing further technical development and refinement and product marketing and sales are an “asset” and not a “business” under the relevant accounting literature.

We trust that Amendment No. 3 addresses the staff’s comments. If the staff has any comments regarding Amendment No. 3, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

cc: Joseph P. Stingone, Sr., Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832